Exhibit 99.1

Appendix 3Y Change of Director’s Interest Notice Rule 3.19A.2 Appendix 3Y Change of Director’s Interest Notice Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/09/01 Amended 01/01/11 We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act. Part 1 - Change of director’s relevant interests in securities In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part. + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 1 Direct or indirect interest Indirect Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. Wakko Investments Pty Ltd Wakko Enterprises Pty Ltd Date of change 23 May 2017 Number of securities held prior to change Direct–570,500fullypaidordinary shares(“Shares”) Indirect – Wakko Investments Pty Ltd: 6,945,099 Shares and 5,000,000 Options Indirect - Wakko Enterprises Pty Ltd: 7,809,664 Shares and 3,333,333 Options Class Fully paid ordinary shares Number acquired Not applicable Name of Director Lindsay Peter Wakefield Date of last notice 23 April 2015 Name of entity: Genetic Technologies Limited ABN: 17 009 212 328

Appendix 3Y Change of Director’s Interest Notice Part 2 – Change of director’s interests in contracts Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part. + See chapter 19 for defined terms. Appendix 3Y Page 2 01/01/2011 Detail of contract Nature of interest Name of registered holder (if issued securities) Date of change No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed Interest acquired Interest disposed Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation Number disposed Wakko Investments Pty Ltd – 6,945,099 Shares Wakko Enterprises Pty Ltd – 54,901 Shares Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation Wakko Investments Pty Ltd $ 62,505.89 Wakko Enterprises Pty Ltd $ 494.11 Number of securities held after change Direct – 570,500 fully paid ordinary shares Indirect–WakkoInvestmentsPtyLtd: 5,000,000 Options Indirect - Wakko Enterprises Pty Ltd: 7,754,763 Shares and 3,333,333 Options Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back On market trade

Appendix 3Y Change of Director’s Interest Notice Part 3 – +Closed period above traded during a +closed period where prior written Date: 25 May 2017 + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 3 Were the interests in the securities or contracts detailed clearance was required? No If so, was prior written clearance provided to allow the trade to proceed during this period? Not applicable If prior written clearance was provided, on what date was this provided? Not applicable Interest after change